Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

SOL-GEL TECHNOLOGIES LTD.

Proxy for Annual Meeting of Shareholders
on June 30, 2020
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Alon Seri-Levy and Gilad Mamlok, and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Sol-Gel Technologies Ltd., to be held at 11:00 AM (Israel time) on June 30, 2020 at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, and at any adjournments or postponements thereof, as follows:

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Address Changes/Comments:

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

SOL-GEL TECHNOLOGIES LTD. 7 GOLDA MEIR ST., WEIZMANN SCIENCE PARK NESS ZIONA, 7403650, ISRAEL
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 29, 2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 29, 2020. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D18504-P41917	KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

SOL-GEL TECHNOLOGIES LTD.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3 AND 4.
			For	Against	Abstain
1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2020 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2019.
			☐	☐	☐				For	Against	Abstain
						3.	To approve the annual cash bonus plan for 2020 for Dr. Alon Seri-Levy, the Company's chief executive officer.		☐	☐	☐
									Yes	No
2.
To approve the re-election of Ms. Hani Lerman and Dr. Alon Seri-Levy as Class II directors to the board of directors of the Company, each for an additional threeyear term until the annual general meeting to be held in 2023.
							3a.	Are you a controlling shareholder (as defined in the Israeli Companies Law) or do you have a personal interest in approval of proposal 3 above? Response required for vote to be counted.	☐	☐
	Nominees:		For	Against	Abstain				For	Against	Abstain
						4.	To approve an amendment to the Compensation Policy of the Company.		☐	☐	☐
	2a.	Ms. Hani Lerman	☐	☐	☐				Yes	No
							4a.	Are you a controlling shareholder (as defined in the Israeli Companies Law) or do you have a personal interest in approval of proposal 4 above? Response required for vote to be counted.	☐	☐
	2b.	Dr. Alon Seri-Levy	☐	☐	☐
	For address changes and/or comments, please check this box and write them on the back where indicated.				☐
.	Please indicate if you plan to attend this meeting.		☐	☐
			Yes	No

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.
.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date